La Quinta letterhead

November 2, 2004

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  La Quinta Corporation
  La Quinta Properties, Inc.
  Joint Registration Statement on Form S-4 (the "  Registration Statement")
  File Nos. 333-119360 and 119360-01

Dear Ms. Garnett:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, we request acceleration of the effectiveness of the above-referenced Registration Statement at 2:00 p.m., Washington, D.C. time, on November 4, 2004, or as soon thereafter as possible.

        The registrants acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, and the registrants represent that they will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The registrants further acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the registrants from their full responsibility for the adequacy of the disclosures in the Registration Statement.

Sincerely yours,

La Quinta Corporation
La Quinta Properties, Inc.
By:	/s/ SANDRA K. MICHEL Sandra K. Michel Senior Vice President and General Counsel